SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
         AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. __)


                          FAROUDJA, INC.
                         (Name of issuer)


             Common Stock, par value $.001 per share
                  (Title of class of securities)


                           311643 10 0
                          (CUSIP number)


                         December 31, 1998
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-(c)
     [x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 311643 10 0         13G              Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
     Kevin B. Kimberlin

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [X]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


     NUMBER OF           5    SOLE VOTING POWER        1,146,655
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER               0
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   1,146,655
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER          0
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,146,655


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.5%


12   TYPE OF REPORTING PERSON*

     IN

               * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Name of Issuer

     (a)  Faroudja, Inc.

          Address of Issuer's Principal Executive Offices:

     (b)  750 Palomar Avenue
          Sunnyvale, CA  94096

Item 2.   Name of Person Filing:

     (a)  Kevin B. Kimberlin

          Address of Principal Business Office or, if none,
          Residence:

     (b)  c/o Spencer Trask Incorporated
          535 Madison Avenue
          New York, New York  10022

          Citizenship

     (c)  United States

          Title of Class of Securities

     (d)  Common Stock, par value $.001 per share

          CUSIP Number

     (e)  311643 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable.

Item 4.   Ownership

          As of December 31, 1997, Mr. Kimberlin was the beneficial owner of 1,358,897 shares of Common Stock, representing 11.3% of the class. As of such date, Mr. Kimberlin had the sole power to vote or direct the vote, and to dispose or to direct the disposition of, 1,358,897 shares of Common Stock, and did not share the power to vote or to direct the vote, or to dispose or to direct the disposition of, any shares of Common Stock.

                         Page 3 of 5 Pages

          As of December 31, 1998, Mr. Kimberlin was the beneficial owner of 1,146,655 shares of Common Stock, representing 9.5% of the class. As of such date, Mr. Kimberlin had the sole power to vote or direct the vote, and to dispose or to direct the disposition of, 1,146,655 shares of Common Stock, and did not share the power to vote or to direct the vote, or to dispose or to direct the disposition of, any shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group

          Not Applicable.

Item 9.   Notice of Dissolution of the Group

          Not Applicable.

Item 10.  Certification

          Not Applicable.












                         Page 4 of 5 Pages


                         SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 16, 1999      /s/ Kevin B. Kimberlin
                              Kevin B. Kimberlin